Mail Stop 3561

April 4, 2007

Mr. Steven A. Burd
Chairman and Chief Executive Officer
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588

      Re: **Safeway, Inc.**
              Form 10-K for the Fiscal Year Ended December 30, 2006
              Filed February 26, 2007
              File No. 1-00041

Dear Mr. Burd:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief